Exhibit 99.3

CHIEF FINANCIAL OFFICER PERFORMANCE OVERVIEW In 2018, Sasol delivered a strong underlying cash flow performance, underpinned by higher sales volumes and much higher crude oil and product margins especially during the second half of the year. We continued to see strong demand for our chemical products, which contributed to this resilient cash earnings performance. Oil prices improved to US$64 per barrel on average in 2018, compared to US$50 per barrel in the prior year. The higher oil price and stronger demand for product, particularly in the Performance Chemicals portfolio has resulted in higher chemical prices. Base chemicals dollar basket prices increased by 12% and the Performance Chemicals dollar basket price increased by 8% which positively impacted on our margins. Fuel and energy products prices increased broadly in line with higher dollar based oil prices. During 2018, the rand/US dollar exchange rate averaged R12,85 compared to R13,61 for the prior year. The stronger average rand/US dollar exchange rate significantly impacted on the results of our Chemicals businesses as a significant portion of their business is exposed to foreign currency sales and capital expenditure. We do remain cautious with regards to the impact of a volatile rand/US dollar exchange rate on our business going forward. To mitigate against these risks, we are of the view that our hedging programme is a key component of our financial risk management framework to provide certainty as we manage peak gearing and ensure sufficient liquidity for the company. We intend to continue with a prudent hedging strategy following our peak gearing, to ensure effective balance sheet management and to protect cash flows needed to execute on our value based strategy. Maintained investment grade credit rating Capital expenditure R53,4 bn “Focusing on managing the balance sheet and improving cash generation through a disciplined capital allocation approach” Paul Victor

Overview of financial performance Earnings attributable to shareholders for the year ended 30 June 2018 decreased by 57% to R8,7 billion from R20,4 billion in the prior year. The stronger average rand/US dollar exchange rate and the negative impact of remeasurement items, largely driven by the stronger longer-term rand exchange rate, resulted in a much lower profit and earnings per share for the year. Our underlying cash flow performance was robust. Earnings per share decreased by 22% to R27,44. Earnings attributable to shareholders (R billion) Headline earnings per share (Rand per share) 30 25 20 15 10 5 0 70 60 50 40 30 20 10 0 14 1516 1718 14 15 16 17 18 Earnings attributable to shareholders Headline earnings per share Earning before interest and tax – price volume variance analysis 50 000 40 000 30 000 20 000 10 000 0 2017 Exchange rate Crude oil and product prices Once-off items Cost and other and year-end adjustments Sales volumes 2018 volumes were down 2% due to lower volumes from SSO and Natref and a challenging South African retail liquid fuels market. Turning to our cost performance, cash fixed costs were up 2% in real terms in the first half of the year mainly as a result of abovementioned planned and unplanned production interruptions. In the second half of the year, we increased our focus on improving our cost efficiency and managed to keep our normalised cash fixed costs (excluding growth and once-off items) for the year flat in real terms. We are of the view that our cost management processes remain robust to protect and improve our cost competitive position and still positions us in managing our cost base to within our inflation target, while ensuring that we maintain safe and sustainable operations. Key sensitivities impacting our profitability Once-off items includes an impairment of R5,2 billion on our South African Chlor Vinyls cash generating unit, as a result of the continued and sustained strengthening of the exchange rate outlook and the resulting impact on Base Chemicals margins. The valuation of the Production Sharing Agreement (PSA) was impacted by weaker long-term macroeconomic assumptions and lower than expected oil volumes. This resulted in a partial impairment of R1,1 billion (US$94 million), we impaired our Canadian shale gas assets by R2,8 billion in the first half of the year due to a further decline in long-term gas prices and we scrapped our US GTL project amounting to R1,1 billion (US$83 million). Sasol experienced some challenges with regards to our operational performance during the year, largely due to planned and unplanned production interruptions at SSO, Natref and Mining which impacted production and sales volumes across the value chain. Despite these interruptions, we delivered a stronger overall operational performance in the second half of the year. Our production run-rates during the fourth quarter of financial year 2018, on an annual average basis, supports our internal targeted run-rates. Sales volumes increased by 1% for our Performance Chemicals business spurred by robust market demand despite Eskom electricity supply interruptions. Base Chemicals reported a 1% decrease in sales volumes mainly due to production interruptions at SSO and a stock build for our high density polyethylene joint venture in the US. Excluding the impact of Eskom electricity supply interruptions, sales volumes increased by 1%. Liquid fuels sales Oil* Rand/US dollar** Capital expenditure** R million * US$1/barrel change ** 10 cents change in rand/US dollar exchange (R million) 860 880 150% ( %) (7%) 31 705 (16%) (7%) 17 747

CHIEF FINANCIAL OFFICER PERFORMANCE OVERVIEW (continued)

Tax exposures which could impact our earnings

We have two significant tax disputes with South African Revenue Service (SARS) currently in respect of our crude oil procurement process for Sasol Oil (Pty) Ltd and Sasol Financing International Plc (SFI), our offshore treasury company. Both disputes are at different stages of the tax litigation process as Sasol does not, supported by expect advice, agree with the basis of these additional assessments. Further details of these disputes are provided in note 12 of our Annual Financial Statements

Managing cash and capital

Cash generated by operating activities

Cash generated by operating activities decreased 3% to R42,9 billion compared with R44,1 billion in the prior year. This is largely attributable to a R3,8 billion increase in working capital. Our trade receivables increased by R2,8 billion due to higher chemical sales prices and higher volumes in June 2018 which translated into cash in July 2018. Inventory increased by R3,4 billion mainly as a result of higher feedstock costs as a result of the increase in crude oil prices compared to the previous financial year. Inventory holding in days were slightly higher compared to the previous financial year.

Capital investments

Over the past three years, we have made capital investments of R184 billion, of which R53,4 billion was invested in 2018. We focused our investment mainly in projects in South Africa, Mozambique and the United States, with some investments in Germany and China. In 2018, R34 billion related to growth capital, mainly the LCCP and R19 billion related to sustenance capital to ensure safe and reliable operations.

Additions to non-current assets (including capital accruals)
(R billion)


80
70
60
50
40
30
20
10
0
14
15
16
17
18
Growth
Sustenance

Our capital investment in South Africa was R18 billion in 2018, which is approximately 35% of the total capital investment for the year. Further details of additions to our non-current assets is provided in notes 17 and 18 of our Annual Financial Statements.

Cash utilisation

In 2018, the cash outflow of our capital investment programme exceeded the cash retained from operating activities by R27 billion.

Cash utilisation
(R billion)


80
70
60
50
40
30
20
10
0
14
15
16
17
18
Cash retained from operating activities
Additions to non-current assets

Managing our funding plan, debt profile and credit rating

Debt profile

Our long-term capital expansion projects are financed by a combination of floating and fixed-rate long-term debt, as well as internally generated funds. We endeavour to match debt to the currency of the underlying revenue generation. Further details of how we manage our capital structure is included on page 20.

Net debt increased by R40 billion in 2018 to R96 billion mainly due to the funding of the LCCP and the higher valuation of US dollar debt funding at year end. Our debt was made up as follows:

	2018	2017	2016
Long-term debt	**109 454**	81 405	79 877
Short-term debt	**1 946**	2 625	138
Bank overdraft	**89**	123	136
Total debt	**111 489**	84 153	80 151
Less cash (excluding cash restricted for use)	**15 148**	27 643	49 985
Net debt/(cash)	**96 341**	56 510	30 166

We are actively reviewing our capital structure and funding plan to ensure that we maintain an optimum solvency and liquidity profile. The unwinding of the Inzalo transaction has been structured to ensure that our credit ratings are maintained at investment grade and with the least amount of dilution to our shareholders. The Board approved that Sasol repurchase the shares from Inzalo Public and settle the outstanding debt of R7,4 billion and a cash top-up for value realised of approximately R600 million in September 2018, assuming a share price of R500. This step will eliminate any shareholder dilution as a result of the unwind of the Sasol Inzalo B-BBEE structure.

Our debt profile at 30 June analysed by currency was:

	2018	%	2017
Rand	19 044	17	20 922
US dollar	91 131	82	59 391
Euro	530	–	3 063
Other	784	1	777
	111 489	**100**	**84 153**

Due to the funding of the LCCP, more than 80% of our debt is now US dollar denominated. Given the significantly weaker closing exchange rate of R13,73 and the related translation loss of R4,8 billion arising on the valuation of the balance sheet at year-end, gearing increased to 43,2%, which is slightly below our internal ceiling and market guidance. Included in net debt is R6,1 billion of new finance leases mainly relating to Oxygen Train 17 in Secunda and rail storage facilities at the LCCP.

Solvency and liquidity

The Group meets its financing requirements through a mixture of cash generated from its operations and short- and long-term borrowings. We maintain adequate banking facilities and reserve borrowing capacities. Sasol is in compliance with all of the financial covenants of its loan agreements, none of which is expected to present a material restriction on funding or its investment policy in the near future. We believe that cash on hand and funds from operations, together with our existing borrowing facilities, will be sufficient to cover our working capital and debt service requirements in the year ahead.

Credit ratings Our credit rating is influenced by some of our more significant risks. These include crude oil price volatility, movements in the sovereign credit rating of South Africa, our investments in developing countries and their particular associated economic risks, the potential for significant debt increase and the execution challenges associated with a number of our planned growth projects if they materialise simultaneously, as well as the risks arising from potential increases in capital costs associated with these projects. In January 2018, S&P Global Ratings affirmed Sasol’s credit rating at a BBB-/A-3 with a stable outlook. This is two notches above the South African sovereign credit rating and is at investment grade. Similarly Moody’s Investors Service (Moody’s) confirmed South Africa’s Baa3 changing the rating from negative to stable in March 2018, while affirming Sasol’s global scale long-term issuer ratings at Baa3, adjusting the outlook from negative to stable. Sasol’s national scale long-term rating was affirmed at Aaa.za. Moody’s has delinked Sasol from the South African sovereign rating by one notch. Analysing our shareholding and returns to shareholders Shareholding Sasol’s shareholder base consists primarily of large institutional shareholders, with varying investment styles, concentrated in South Africa. With the LCCP coming on line, our international portfolio is becoming more significant. As a result, our aim is to achieve a broad correlation between the distribution of our shareholder base and the sources of cash-generation for the Sasol Group. This means that we will specifically target a larger number of US-based investors in future. Total shareholder return We return value to our shareholders by way of both dividends and share price appreciation. Total shareholder return (TSR) is a measure of the performance of the Group’s shares over time, and combines both share price appreciation and dividends paid to indicate the total return to a shareholder over the period. Sasol’s TSR for the five-year period ending 30 June 2018 was 40% in rand terms and 1% in US dollar terms. The performance of the share price was influenced by a combination of factors such as market sentiment, the volatile rand/US dollar exchange rate due to political uncertainty and global impacts. The steady increase of the crude oil price and the LCCP coming online increased the market interest in Sasol which further contributed to the share price performance. To maximise TSR, the Group has put measures in place to: • refine our strategy setting a clear path to deliver sustainable value-based growth; • define a disciplined capital allocation framework for improving shareholder returns; • improve project execution by implementing lessons learnt from previous projects; • actively manage the balance sheet to address external volatility; • focus on Continuous Improvement to address the structural shift in the energy landscape by improving the efficiency of our operations; and • work with government and other stakeholders to manage the impact of regulations on Sasol’s South African business. Dividends Our dividend policy is to pay dividends within a dividend cover range based on Core HEPS. Taking into account the impact of the current volatile macroeconomic environment, capital investment plans, the current gearing range of 43,2%, and the dividend cover range, the Board has declared a gross final dividend of R12,90 per ordinary share and Sasol BEE ordinary share. The dividend cover was 2,8 times at 30 June 2018. The dividend demonstrates our commitment to return value to shareholders through dividend payments. Appreciation I would like to thank my colleagues on the Board and the Group Executive Committee for their support and leadership during this challenging year. I also wish to express my appreciation for the dedication and hard work of our finance teams across the group. Finally, I would like to thank our shareholders for their interest and investment in Sasol. Paul Victor Chief Financial Officer 27 August 2018